Meeting the demands of an on demand world™.

ABOUT C-COR Network operators requiring easier, effective transitions to demand-driven IP networks can help reduce risk and manage their business by plugging into C-COR solutions and expertise.

C-COR's experience includes more than 50 years of working with leading network operators at all stages of network development, and within ever-changing infrastructure and operational environments. Our global installed base of equipment is in the billions of dollars, a testament to the reliable performance of, and reliance on, our products. C-COR's on demand video systems are now helping provide advanced services to customers in more than 20 countries.

C-COR's global workforce is organized into three business segments: Access and Transport, Network Services, and Solutions. Through cross-functional collaboration, employees are dedicated to exceeding expectations with each customer engagement and product application.

In anticipating customer requirements, C-COR is dedicated to the research and development of new platforms for next-generation broadband architectures, to the continual expansion of enabling software applications, and to innovating to help our customers take advantage of near - and long-term opportunities.

Through strong working relationships with C-COR, the world's leading network operators are transitioning to converged, IP-based services designed to put consumers in control of their communication, information, and entertainment needs.

GLOBAL CAPABILITIES C-COR combines innovation with technical and business expertise to offer a uniquely complete range of hardware and software solutions and network services to broadband network operators.

Today's C-COR enables global network operators to deliver multiple digital services to a broad subscriber base through seamless interoperability of their networks. Our approach to product delivery provides a smoother, faster transition to Internet Protocol (IP), packet-oriented networks, helping customers reduce risk and effectively manage their business.

C-COR's network access and transport products (from source to home) provide simplicity, connectivity, interactivity, and reliability to operators creating converged IP platforms for video, data, and voice services.

Operators can effectively manage change by consulting with C-COR specialists early in network planning. As a technology partner with its customers, C-COR delivers outside plant technical services, network integration, outsourced operational services, full system outsourcing, and network engineering and design.

Building upon its strong industry legacy, C-COR has grown through acquisitions to become a proven provider of operational support solutions with hundreds of software deployments worldwide spanning customer acquisition and retention, content management, service assurance, and workforce management. C-COR software can be tailored to the operator's needs – from a bundled suite to a point-specific application.

Dear C-COR Shareholders:

Throughout the world, network operators are transitioning to IP (Internet Protocol)-enabled networks to deliver digital entertainment, information, communications, and advertising. To effectively manage change, reduce risk, and achieve their profitability goals, operators are seeking a new type of technology partner to simplify the delivery of these multiple services.

During its fiscal 2005, C-COR enhanced its position as that partner with its comprehensive, interoperable, and modular portfolio of hardware, network services, and operations support software. That portfolio was expanded this year through our acquisitions of Stargus, Optinel Systems, and nCUBE. Combined with capabilities from two strategic acquisitions completed in fiscal 2004, we have constructed a unified organization of three key business segments, while carefully ensuring continuity of customer service.

C-COR’s strategy, capabilities, and momentum are being acknowledged by the world’s most advanced operators. Just a few of our notable wins from Top 10 cable operators include a next generation advertising insertion solution in multiple cities, a mobile workforce management software deployment across a major customer’s enterprise, and a statewide MPS (multi-service packet switch) installation providing high bandwidth video across the network.

Today’s C-COR is recognized as a leading broadband network solutions provider. The C-COR Global IP Summit held recently in Barcelona, Spain, received international attention as a unique venue for the exchange of industry and technology trends, attracting blue chip clients, industry experts, and other notable speakers. Customers are visiting our newly branded exhibits at major industry conventions to discover how we can help them manage their subscribers, content, services, and mobile workforce. And they are responding positively to C-COR’s compelling portfolio of offerings to help build the infrastructure for delivery of voice, video, and data services; to manage complex networks with automated tools; and to provide technical services that optimize network performance.

C-COR’s progress will continue to be powered by our employees who have supported C-COR during an unprecedented period of transition. Their contributions drive our operational and business success, and are a major reason why customers now view C-COR as a complete technology partner. I congratulate our people for their commitment to excellence.

Today’s C-COR is aligned with operators’ IP service rollouts and evolving business strategies. We now offer a comprehensive set of solutions for emerging industry IP requirements and have begun achieving a better balance of business across our product and service offerings and diversified global customer base. Your company enters fiscal 2006 with optimism about the opportunities that lie ahead.

David A. Woodle,

Chairman & CEO

Network Capacity Solutions

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Annual Meeting of Shareholders will be held on Tuesday, October 18, 2005, at 9:00 a.m. at C-COR’s headquarters, 60 Decibel Road, State College, Pennsylvania.

Stock Trading Symbol: CCBL

Listing: The Nasdaq Stock Market®

Shareholders of record on August 19, 2005: 645

C-COR stock was first offered to the public in February 1981, with follow-on offerings in 1982, 1999, 2002, and 2004. No dividends have ever been paid.

Stock performance, including prices as reported by the Nasdaq Online service, is as follows:

Quarter Ending

2005	Price
September 24, 2004	High Low	$10.30 6.82

December 31, 2004	High Low	9.50 6.95

March 25, 2005	High Low	9.56 6.09

June 24, 2005	High Low	7.39 5.74

2004	Price
September 26, 2003	High Low	$7.60 4.55

December 26, 2003	High Low	12.47 6.13

March 26, 2004	High Low	18.63 11.03

June 25, 2004	High Low	15.31 8.00

Inquiries Regarding Your Stock Holdings

Registered shareholders (shares held by you in your name) should contact American Stock Transfer & Trust Company, New York, New York. Contact Shareholder Services: 800-937-5449.

Beneficial shareholders (shares held by your broker in the name of the brokerage house) should direct communications on all administrative matters to your stockbroker.

Shareholder Services

Earnings and other financial results, corporate news, corporate governance materials, and other company information are available on C-COR’s web site: http://www.c-cor.com

We encourage those interested in receiving periodic updates via email alerts to sign up by visiting C-COR’s web site and selecting the Investor Relations tab. Copies of C-COR’s SEC Form 8-K, 10-K, and 10-Q reports and quarterly earnings news releases are available free of charge.

Contact C-COR’s Investor Relations Office at 814-231-4402 or by email at sthiel@c-cor.com

Corporate Headquarters 60 Decibel Road • State College • Pennsylvania • 16801 • USA Toll Free: 800-233-2267 T: 814-238-2461 F: 814-238-4065	EuroPacific Headquarters Transistorstraat 44-V • 1322 CG Almere • The Netherlands T:+31-36-546 1111 F:+31-36-536 4255	www.c-cor.com